Memorandum

DATE:	February 4, 2009

SUBJECT:	Responses to Comments from SEC Sarbanes-Oxley Review of Cavanal Hill Funds

August 31, 2008 annual report filed on Form N-CSR

FROM:	Arthur Jensen, Treasurer of Cavanal Hill Funds

TO:	Chad Eskildsen, Securities Exchange Commission (“SEC”)

CC:	Amber Merchant, Bank of Oklahoma

Amy Newsome, Frederic Dorwart Lawyers

The below comments were given by Chad Eskildsen (the “SEC reviewer”) in a phone conversation with Arthur Jensen, Treasurer of the Cavanal Hill Funds and Amy Newsome, Legal Counsel to the Cavanal Hill Funds on January 5, 2009. Please see Management’s responses to the comments and let us know if you have any further questions.

Comment #1: The SEC reviewer indicated that in the future, there should be more disclosure in Note 3 (Related Party Transactions) in the Notes to Financial Statements defining the nature of the expense waivers/reimbursements by indicating whether or not the waivers/reimbursements are voluntary or contractual. Also, the SEC indicated that in the future, disclosure should be added to indicate whether or not these waivers/reimbursements are subject to any recapture by the parties waiving/reimbursing fees. The SEC reviewer also requested that we include in our response to this comment a further explanation of what the omnibus fee waiver for Tax-Free Money Market Fund and the reimbursement from sub-administrator for the Intermediate Tax-Free Bond Fund represented.

Management’s Response: There is current disclosure at the end of Note 3 – Related Party Transactions that states: “All voluntary fee waivers are not subject to recoupment in subsequent fiscal periods and may be stopped at any time.” In future semi-annual or annual reports filed on Form N-CSR, the Cavanal Hill Funds will include additional disclosure further explaining the nature of any waivers or reimbursements made by service providers to the funds including if the waivers or reimbursements are contractual or voluntary.

The omnibus fee waiver for the Tax-Free Money Market pertains to fees waived by Citi, a service provider to the Funds. This fund has a separate agreement (“Omnibus Agreement”) with Citi for fund accounting, transfer agency and sub-administration services. This Omnibus Agreement is disclosed in Note 3 – Related Party Transactions in the Notes to Financial Statements.

The reimbursement from the sub-administrator for Intermediate Tax-Free Bond Fund pertains to a voluntary reimbursement that Citi, as sub-administrator, paid to the Fund. This is disclosed in two places that a shareholder would be able to notice. First, there is a footnote to the Average Annual Total Return Table in the Management’s Discussion of Fund Performance section of the annual report that discloses the reimbursement amount’s effect on the total return. Second, the financial highlights disclose this reimbursement and its effect on the fund’s total return and expense and net investment income ratios.

Comment #2: The SEC reviewer commented that in the future, the disclosures contained within the Review and Approval of the Funds’ Advisory Agreements should contain more detail. This was noted in the “Nature, Extent and Quality of Services Provided by the Adviser” paragraph as the SEC reviewer thought the factors could be more descriptive and also would like to see additional information about the board’s deliberation of the factors identified. Also, in the “Investment Performance” paragraph the SEC reviewer indicated that the language used to describe the funds’ performance was too subjective as the performance was noted as either “good to excellent” for certain funds and “acceptable” for other funds. The SEC reviewer indicated that future disclosure should contain language discussing how the funds compared to their benchmarks and/or peer groups.

Management’s Response: In future annual reports filed on Form N-CSR, the Cavanal Hill Funds will provide a more detailed description of the factors considered by the Board of Trustees and its deliberation of those factors in association with the Board’s annual review of the Fund’s Advisory Agreement. The Fund’s will also provide information regarding objective standards considered by the Trustees in evaluating investment performance.

Comment #3: The SEC reviewer asked us to provide the rationale for the accounting treatment of the “Settlement” from the Advisor and the Special Review Committee Fees as disclosed in Note 7 (Legal and Regulatory Matters) of Notes to Financial Statements. The SEC reviewer indicated that this comment actually pertained to the disclosures in the August 31, 2007 annual report that included the “Expenses Reduced by Settlement” as a contra-expense on the Statement of Operations. The comment primarily pertains to the rationale of treating the settlement from the Adviser as a contra-expense.

Management’s Response: The conclusion for the accounting treatment was based on guidance described in the American Institute of Certified Public Accountants (“AICPA”) Audit and Accounting Guide for Investment Companies (the “Guide”). The Guide refers to payments made by affiliates and the accounting treatment relating to losses incurred by investment companies as a result of the disposal of investments related to violations in investment restrictions. The Guide states that the reimbursement of the losses should be accounted in the investment company’s financial statements as a reduction of realized loss because this payment was remitted to put the fund’s shareholders in the position they would have been had the violation not occurred. Following this methodology, it is consistent to treat the settlement amounts as a current period expense reimbursement as the Settlement relates to expenses that were previously accrued in the Funds.